THE SOURLIS LAW FIRM

Virginia K. Sourlis, Esq.*	The Galleria
Philip Magri, Esq.+	2 Bridge Avenue
Red Bank, New Jersey 07701
* Licensed in NJ	(732) 530-9007 Fax (732) 530-9008
+ Licensed in NY	www.SourlisLaw.com
Virginia@SourlisLaw.com

December 7, 2006

VIA EDGAR

Financial Services Group
United States Securities and Exchange Commission
Office of Emerging Growth Companies
100 F Street N.E.
Washington, D.C. 20005
Attention: Mr. William Friar, Senior Financial Analyst

RE:	Ultitek, Ltd.
Amendment No. 6 to Registration Statement on Form 10-12(g)
Commission File No. 0-51819

Dear Mr. Friar:

Attached please find a letter, dated December 6, 2006, from Ronald Quintero of Chartered Capital Advisers, Inc. (“Chartered Capital”) to Mr. Roman Price, the President, Chief Executive Officer and Chairman of our client, Ultitek, Ltd., a Nevada corporation (the “Company”). The attached letter was written and is furnished herewith in response to the Staff’s comment letter, dated November 30, 2006 (the “Comment Letter”), regarding Amendment No. 6 to the Company’s Registration Statement on Form 10-SB (File No.: 0-51819) (the “Registration Statement”) filed with the Securities and Exchange Commission on October 28, 2006. The Company had retained Chartered Capital to perform an analysis of the fair value of the Company’s common stock in connection with the Staff’s comment letter, dated September 7, 2006, regarding Amendment No. 4 to the Company’s Registration Statement, and had included Chartered Capital’s responses in the Company’s letter, dated September 22, 2006, to the Staff and Amendment No. 5 to the Registration Statement filed with the Securities and Exchange Commission on September 22, 2006. Mr. Quintero is a leader in the area of professional valuations relating to business combinations, fairness opinions, and corporate finance and lectures regularly in the field of valuations. Mr. Quintero is a CPA, CFA and ABV and holds numerous licenses and certifications in the area of business valuation.

Based on the responses set forth in Chartered Capital’s letter and pending your review of such responses, we do not believe and an additional amendment to the Registration Statement is warranted.

Also, as requested in the Comment Letter, attached please find the Company’s acknowledgment in connection with the Registration Statement. Please note that the Company also furnished an acknowledgement with Amendment No. 5 to the Registration Statement filed with the Commission on September 22, 2006.

Please do not hesitate to contact me if you have any questions regarding this matter.

Very truly yours,

/s/ Virginia K. Sourlis
Virginia K. Sourlis, Esq.

cc:	Roman Price - Ultitek, Ltd.
Bill Meyler - Meyler & Company, LLC
Robert Boyle - Meyler & Company, LLC